

November 20, 2013

Via E- Mail
Mr. Robin Freestone
Chief Financial Officer
Pearson PLC
80 Strand
London, WC2R 0RL
United Kingdom

> **Re:** **Pearson PLC**
> **Form 20-F for the year ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 001-16055**

Dear Mr. Freestone:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief